UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2025

Patrick Hallinan
Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, CT 06053

Re: Stanley Black & Decker, Inc.
Form 10-K for the Year Ended December 28, 2024
Form 8-K furnished on February 5, 2025
File No. 001-05224

Dear Patrick Hallinan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 28, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Certain Items Impacting Earnings and Non-GAAP Financial Measures, page 32

1. We note from the tables on page 33 and 34 that you are making non-GAAP adjustments to income taxes on continuing operations. Please revise to include disclosure on how this adjustment has been calculated or determined. See Question 102.11 of the SEC Staff's C&DI on Non-GAAP Financial Measures.

2. We note from footnote (1) at the top of page 35, that the adjustment for "footprint rationalization" costs in 2024 primarily relates to accelerated depreciation of manufacturing and distribution center equipment of $48.9 million and other facility exit and re-configuration costs of $45.2 million. Please tell us specifically which facilities had exit costs in 2024 and explain to us why these exit and re-configuration costs are not accounted for as restructuring costs in accordance with ASC 420 and

disclosed in Note N to the financial statements. As part of your response, please similarly address the 2023 facility exit costs included in this adjustment.

3. Please tell us how the non-cash asset write-downs of $44 million included in footnote (1) differ from the assets that are included as "asset impairment charges" in footnote (7) and are separately presented on the face of the income statement. As part of your response, please tell us where the asset write-downs referred to in footnote (1) are presented in your income statement.

4. We note from your disclosure in footnote (4) that the adjustment for "other, net" includes deal-related costs, net of income related to providing transition services to previously divested businesses. Please explain to us in more detail the nature of this amount as well as the amount of the offsetting income. Also, please tell us how this adjustment differs from your adjustment titled "transition service costs related to previously divested businesses."

Consolidated Results, page 35

5. We note that in your discussion of both consolidated results and segment results, your explanation of the changes in certain line items or profitability measures, such as gross profit, SG&A, income taxes, and segment profit, relate only to non-GAAP amounts and you do not explain the changes in the comparable GAAP amount. In order to avoid undue prominence of the non-GAAP financial measures, please revise your results of operations section in the future to clearly discuss the reasons for the changes in significant income statement line items and segment profitability measures (computed on a GAAP basis) prior to discussing any related non-GAAP amounts. In this regard, you should also discuss the changes in cost of sales line item as part of your gross profit disclosure. See guidance in Question 102.10 of the SEC Staff's C&DI on Non-GAAP Financial Measures.

Business Segment Results, page 37

6. We note from your disclosure on page 37, that in regards to your discussion of the Tools and Outdoor segment, you disclose that excluding Non-GAAP adjustments of $143.1 million and $196.7 million in 2024 and 2023, respectively, segment profit amounted to 10.1% of net sales in 2024 compared to 6.6% of net sales in 2023, primarily due to supply chain transformation benefits and lower inventory destocking costs, which were partially offset by growth investments. We also note that your earnings release furnished on Form 8-K on February 5, 2025 includes tables disclosing a non-GAAP segment profit amount for both segments. Please explain to us the nature and amount of each these non-GAAP adjustments to segment profit and tell us how management uses these adjusted amounts.

Corporate Overhead, page 38

7. We note your disclosure on page 38 that excluding Non-GAAP adjustments of $23.4 million, $50.9 million, and $64.5 million in 2024, 2023, and 2022, respectively, the Corporate Overhead element of SG&A was $247.2 million, $261.3 million, and $229.5 million in 2024, 2023, and 2022, respectively. Please explain to us the nature of these non-GAAP adjustments and revise to include all disclosures required by Item

10(e) of Regulation S-K as they apply to your disclosure of Non-GAAP Corporate Overhead. Please note that in accordance with Question 100.01 of the SEC Staff's C&DI on Non-GAAP Financial Measures, non-GAAP adjustments must not include any costs considered normal, recurring, cash operating expenses. As part of your response, please include your proposed revised disclosure.

Notes to the Audited Financial Statements
Note M. Other Costs and Expenses, page 95

8. We note your disclosure that Other, net is primarily comprised of intangible asset amortization expense, currency-related gains or losses, environmental remediation expense, deal costs and related consulting costs, and certain pension gains or losses. In light if the significance of this line item on the statement of operations, please revise your note to separately state the material amounts comprising this line item. See guidance in Item 5-03 of Regulation S-X.

Note O. Business Segments and Geographic Areas, page 96

9. We note that the reconciliation of segment profit to earnings from continuing operations before income taxes includes an amount for corporate overhead. We also note from your disclosure on page 98 that corporate overhead includes the corporate overhead element of SG&A, which is not allocated to the business segments. Please provide for us, and revise future filings to provide, a more detailed description of the nature of all significant items included in this amount. See guidance in ASC 280-10-50-31.

Note P. Income Taxes, page 99

10. We note that in the reconciliation of the U.S. federal statutory income tax provision to Income taxes on continuing operations in the Consolidated Statements of Operations, there is a significant amount for capital loss in the year ended December 28, 2024. Please explain to us the nature of this amount.

Form 8-K furnished on February 5, 2025

Exhibit 99.1 Earnings Release, page 1

11. We note that you have disclosed organic growth as a percentage, such as in the 2nd bullet on page 1 which states that Fourth Quarter Revenues of $3.7 Billion, Flat Versus Prior Year With 3% Organic Growth* Offset by Infrastructure Divestiture and Currency. Please note that disclosure of organic revenue or organic growth, even disclosed as a percentage or ratio, is considered a non-GAAP measure. Please revise to include a reconciliation quantifying how this amount is calculated or determined.

Exhibit 99.2 Financial statements and supporting schedules contained in earnings release, page 12

12. We note that on page 12, 15 and 16 of Exhibit 99.2, you disclose total segment profit and then show total segment profit less corporate overhead which results in an amount described as "total." Please note that disclosure of the combined amount of segment profit measures of your two segments outside the notes to the financial statements is

considered a non-GAAP financial measure and should be accompanied by the disclosures required by Item 10(e) of Regulation S-K. We also note that you reduce this total segment profit measure by corporate overhead, creating another total which appears to represent another non-GAAP financial measure. Please explain to us how management uses these non-GAAP financial measures and revise to include the disclosures required by Item 10(e) of Regulation S-K. Please note that any adjustments included in these non-GAAP financial measures must not include normal cash operating expenses under the guidance in Question 100.01 of the SEC Staff's C&DI on Non-GAAP Financial Measures. Please provide us with your intended revised disclosure including the reconciliations of these amounts to the most comparable GAAP amount.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing